[redacted]

10025607

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 City West Parkway, Suite 350
(No. and Street)

Eden Prairie, (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa 952-541-6094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI K. STREHLER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2014

Lori K. Strehler
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2009 and 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H. Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 27, 2010

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash	$ 292,418	$ 466,936
Cash deposits with clearing organizations	25,000	25,000
Total cash	317,418	491,936
Commissions and accounts receivable	748,587	792,873
Prepaid expenses	15,565	15,222
Furniture and equipment at cost less accumulated depreciation of $61,340 and $61,340	-	-
Securities owned:		
Marketable, at market value	35,676	44,478
Total assets	$ 1,117,246	$ 1,344,509

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities		
Accrued commissions	$ 691,610	$ 792,748
Other accrued expenses	64,858	146,959
Total liabilities	756,468	939,707
Stockholder's equity		
Common stock, no par value 2,000 shares authorized 1400 shares issued and outstanding	25,000	25,000
Additional paid-in capital	372,929	372,929
Retained earnings (deficit)	(37,151)	6,873
Total stockholders' equity	360,778	404,802
Total liabilities and stockholders' equity	$ 1,117,246	$ 1,344,509

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2009 and 2008

	2009	2008
Revenues		
Commission income	$ 12,653,643	$ 19,057,059
Investment advisory fees	1,173,056	1,196,659
Marketing allowance	180,714	434,797
Interest	5,794	27,474
Miscellaneous	60,611	-
	14,073,818	20,715,989
Expenses		
Commissions	11,764,975	17,101,544
Management fee	249,240	1,000,434
Licensing and bonding	114,113	85,422
Office rent	143,031	137,201
Office supplies and expense	182,128	348,395
Professional fees	237,196	11,090
Training and compliance	(25,449)	(9,078)
Business insurance	(55,109)	(50,818)
Dues and subscriptions	15,752	57,279
Customer settlements	20,365	27,342
Regulatory settlements and fines	50,000	-
Depreciation	-	1,298
Clearing costs	(195,490)	120,368
Advertising	-	1,865
Salaries and wages	1,413,180	1,552,878
Health and dental insurance	26,979	39,434
Payroll taxes	88,382	88,113
Pension expense	45,093	41,274
Employee functions	838	3,024
Printing	-	9,570
Meals and entertainment	5,120	10,656
Travel	24,132	27,359
Recruitment	-	262
Marketing	22,615	18,023
Technology	(29,598)	54,168
Other expenses	16,054	53,007
Total expenses	14,113,547	20,730,110
Net income (loss) before income taxes	(39,729)	(14,121)
Provision for income taxes	4,295	1,000
Net income (loss)	$ (44,024)	$ (15,121)

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2009 and 2008

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2007	1400	$ 25,000	$ 372,929	$ 21,994	$ 419,923
Net loss				(15,121)	(15,121)
Balance, December 31, 2008	1400	25,000	372,929	6,873	404,802
Net loss				(44,024)	(44,024)
Balance, December 31, 2009	1400	$ 25,000	$ 372,929	$ (37,151)	$ 360,778

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Fees and commissions received	$ 14,112,310	$ 20,397,088
Cash paid to suppliers and employees	(14,288,327)	(20,202,409)
Interest received	5,794	27,474
Income taxes paid	(4,295)	(1,000)
Net cash provided (used) by operating activities	(174,518)	221,153
Net increase (decrease) in cash	(174,518)	221,153
Cash at beginning of year	491,936	270,783
Cash at end of year	$ 317,418	$ 491,936
Reconciliation of net income to net cash provided by operating activities		
Net income (loss)	$ (44,024)	$ (15,121)
Adjustments:		
Depreciation	-	1,298
Decrease (increase) in receivables	44,286	(291,427)
Increase in prepaid expenses	(343)	(3,001)
Increase (decrease) in accrued commission	(101,138)	376,051
Increase (decrease) in other accrued expenses	(82,101)	108,749
Decrease in marketable securities	8,802	44,604
Total adjustments	(130,494)	236,274
Net cash provided (used) by operating activities	$ (174,518)	$ 221,153

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2009 and 2008

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2009, the company is a registered broker-dealer in all 50 states and the District of Columbia and a registered investment advisor in 35 states. The Company is a Minnesota Corporation that is wholly-owned by BDMA, Inc. (Parent).

The majority of the Company's commission revenue is earned from variable annuity and mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from the clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, no provision has been made for doubtful accounts at December 31, 2009 and 2008.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are five to seven years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at market value.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and state income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and state individual income tax returns. The provision for income taxes is franchise taxes charged by various states.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy. Investment advisory fees are recognized as earned as they are received.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective July 5, 2006, the Company is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009 and 2008, the Company had net capital, as computed under the rule, of $255,768 and $314,186 respectively.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2009. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is no difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2009.

6. SIPC Supplemental Report

The Company filed the SIPC Supplemental Report and paid a fee based on net operating revenue of $1,129 in 2009 and a fee of $150 in 2008.

7. Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company. The agreement was amended January 1, 2006 and February 1, 2007 to include office rental, equipment rental, general overhead, salaries and employee benefits.

8. Pension Plan

Defined Contribution Plan

The plan covers all eligible employees who are 21 years of age and have completed one year of service. The Company contributes 100% of the employee's contributions up to 3% of qualifying wages and 50% of the next 3% of qualifying wages. The contribution by the Company for 2009 and 2008 was $45,093 and $41,274 respectively.

9. Concentration of Credit Risk

The Company maintains a cash balance at an institution that is federally insured to $250,000. The Company had uninsured amounts at December 31, 2008 of $131,321.

10. Contingent Liabilities

Jackson National Life Insurance Company

Jackson National Life Insurance Company ("JNL") has issued a demand letter to the Company on January 29, 2009. The letter seeks indemnification for claims asserted against JNL by the holder of a variable annuity product purchased through a former registered representative of the Company in January 2006. The client alleges certain licensure and disclosure issues regarding the registered representative that the Company was previously unaware. As of December 31, 2008 JNL unilaterally decided to refund the initial purchase price of the annuity to the client and absorb an approximate $362,000 loss. In 2009, JNL initiated litigation against the Company seeking reimbursement for the loss.

Contingent Liabilities (continued)

Jackson National Life Insurance Company (continued)

The Company continues to disclaim all liability in this matter and believes that JNL, the client and the former registered representative share in any losses that occurred because of their conduct related to the sale. During 2009 the Company initiated litigation against the former registered representative seeking indemnification for a portion of the loss. Active litigation in this matter continues and will likely continue for a substantial portion of 2010. The Company continues to defend itself against any attempt by JNL to assert a claim for indemnification.

Phillip Roy Financial Services, LLC

Phillip Roy Financial Services, LLC and Phillip Roy Financial Consultants, LLC (collectively "Phillip Roy") initiated litigation against the Company during July, 2009. Phillip Roy claims tortious interference of a contractual relationship and misappropriation of trade secrets by the Company. The contractual and trade secrets issues relate to certain contracts between a former registered representative of the Company and Phillip Roy. The Company intends to motion the court to dismiss the claims of Phillip Roy as they have no basis as a matter of law and Phillip Roy thus far has been unable to verify any actual damages. The Company disclaims all liability in this matter and continues to fully defend itself.

Customer Arbitrations and Mediations

As further summarized below, certain current and former clients commenced arbitrations and a mediation against the Company and it's current and/or former registered representatives during 2009 (collectively "arbitrations" or "proceedings"). Client allegations in these proceedings in most cases involve claims that the registered representative, as agents of the Company, recommended unsuitable alternative investments to the clients. Several alternative investment offerings that are common to may of these arbitrations were distributed by Provident Asset Management, LLC ("Provident").

In July 2009, the SEC obtained an asset freeze against Provident alleging that Provident was involved in fraud and a Ponzi scheme related to several of their security offerings. Later in 2009, a number of Provident entities filed for Chapter 11 bankruptcy reorganization. The bankruptcy is still ongoing. However, while the bankruptcy proceedings have not concluded with a definite result, several of the Company's current and former clients commenced arbitration proceedings in an effort to make the broker-dealer, which effectuated the Provident investments and virtually every party having any connection with the broker-dealer into a guarantor of the investment. These events were completely unforeseeable and the Company disclaims all liability in these matters and will fully defend itself.

Contingent Liabilities (continued)

Customer Arbitrations and Mediations (continued)

Summarized below are the various proceedings, categorized geographically by the client's state of residency. Amounts listed below represent the principal amount of investments and do not include any interest costs, attorney fees, costs and punitive damages that the clients may potentially seek. All of the arbitrations listed below will be resolved through the RINRA Dispute Resolution process.

Arizona

Two client arbitrations were initiated against a former registered representative of the Company and the Company ('the parties") during 2009 and 2010. Clients allege that the parties recommended unsuitable investments in oil and gas ventures. The principal amount invested in these investments total approximately $788,000. These proceedings are currently being defended by the Company under a reservations of rights by the Company's liability carrier. The Company has a $50,000 self insured retention requirement for each of these proceeding and it is the Company's belief that the liability carrier will be paying for the cost of defense, including attorney fees, once the retention is exhausted.

California

Two client arbitrations were initiated against the Company and other parties during 2009.

One involved a former registered representative of the Company and the Company. The client alleges that a private securities transaction recommended by the registered representative was unsuitable. The principal amount of the investment is $100,000. The Company believes it has a strong defense on the merits and its liability is likely only the cost of defense. The registered representative at issue is leading the defense of this claim.

The second client arbitration was initiated against a former registered representative of the Company, two former broker-dealers of the registered representative and the Company. All of the alternative investments listed in the arbitration were sold to the client while the former registered representative was associated with the two other broker-dealers. The principal amount of the investments involved total approximately $2,500,000. The Company has moved to dismiss the claims asserted in this matter and believes it has a strong defense on the merits

Contingent liabilities (continued)

Florida

Florida Demand letter-Approximately 21 clients and former clients have submitted a demand letter ("the Florida Demand Letter") dated October 2009 to the Company seeking damages for claims not yet filed with FINRA. In the Florida Demand Letter investors claim to be current or former clients of the Company. The clients assert that the Company failed to perform due diligence properly as to investments in Provident. The clients claim that current and former registered representatives of the Company recommended and sold over-concentrated positions in high commission, illiquid unsuitable limited partnerships and private placements. Further, certain clients allege that a Company registered representative sold a hedge fund which resulted in a total loss. Many of the investments in the Florida Demand Letter are still performing according to projections contained in the private placement memorandum. In sum, the clients claim the Company sold approximately four million dollars in Provident, approximately one million dollars in the hedge fund and 3.7 million dollars in other unsuitable and illiquid investments.

Currently, the firm is investigating these claims and reviewing documents provided to the Company. The Company intends to vigorously defend this claim. The clients and the Company have entered into a tolling agreement and have agreed to mediate this to determine whether the matters can be resolved on reasonable terms. The mediations are schedule for the end of April, 2010.

The Florida Demand Letter is currently being defended by the Company under reservation rights by the Company's liability carrier. The amount of the Company's self-insured retention requirement has not been determined, but should not exceed $50,000 if this matter is treated as one event or occurrence.

Arbitrations-Five client arbitrations were initiated against either current or former registered representatives of the Company and the Company ('the parties"). The clients allege that the parties recommended unsuitable investments to them primarily in alternative investments including Provident. The principal amount of all the investments is approximately $5,000,000. Many of these investments are currently performing according to projections in the private placement memorandums. The Company believes it has a strong defense on the merits.

These arbitrations are currently being defended by the Company under reservations rights by the company's liability carrier. The amount of the Company's self-insured retention requirement has not been determined, but should not exceed $50,000 per claim in four of the arbitrations and $100,000 in the other one.

Contingent Liabilities (continued)

Minnesota

One client arbitration was initiated against two former registered representatives of the Company and the Company during 2009. The client alleges that they incurred unnecessary tax penalties on certain withdrawals from a retirement plan prior to age 59 ½. The Company believes it has a strong defense on the merits as any liability relates to a tax liability and not a claim of unsuitable investments. The clients are seeking the full amount of their investment, approximately $100,000, but the tax liability at issue is approximately $10,000. The Company believes its liability, if any, is $10,000 or less plus the cost of defense.

New York

One client arbitration was initiated against a former registered representative of the Company, several supervisory/managerial employees of the Company and the Company ("the parties") during 2009. Clients allege that the parties recommended unsuitable investments in oil and gas ventures (Provident). The principal amount invested in these investments total approximately $180,000. These proceedings are currently being defended by the Company under a reservation of rights by the Company's liability carrier. The Company has a $50,000 self insured retention requirement for this proceeding and it's the Company's belief that the liability carrier will be paying for the cost of defense including attorney fees once the retention is exhausted.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated January 27, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 27, 2010

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net Capital		
Total stockholders' equity		$ 360,778
Deductions		
Non-allowable assets:		
Due from reps	$ 3,668	
Prepaid expenses	15,565	
Non-allowable receivables	67,721	
Unsecured debt	775	
Excess Fidelity bond deductible	4,000	
Total		91,729
Haircuts		
NASDAQ stock, market value $35,676 @ 15%	5,351	
Dain Rauscher account $85,659 @ 2%	1,713	
U.S. Bank sweep $245,045 @ 2%	4,901	
Undue concentration $35,676 - ($269,041 X 10%), $8,772 @ 15%	1,316	
Total		13,281
Adjusted net capital		$ 255,768
Minimum net capital requirement per rule 15c3-1(a)(2)(vi) (The greater of $50,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 756,468
Computation of excess net capital		
Adjusted net capital		$ 255,768
Minimum net capital required:		
Dollar minimum	$ 50,000	
6-2/3% of aggregate indebtedness	50,431	
Greater of above		50,431
Excess net capital		$ 205,337
Ratio of aggregate indebtedness to net capital		2.96

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in the accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H. Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 27, 2010

WORKMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

As of
December 31, 2009